SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File No. 1-8116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wendy's International, Inc. Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wendy's International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio 43017

Exhibit Index on Page 15

REQUIRED INFORMATION

The following financial statements and schedules for the Wendy's International, Inc. Profit Sharing and Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 28th day of June, 2007.

WENDY'S INTERNATIONAL, INC. PROFIT SHARING AND SAVINGS PLAN

By: Brendan P. Foley, Jr.

Brendan P. Foley, Jr.
Senior Vice President, General Controller and Assistant Secretary
Wendy's International, Inc.

Wendy's International, Inc.
Profit Sharing and Savings Plan

Table of Contents

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Wendy's International, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wendy's International Inc. Profit Sharing and Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 27, 2007

Wendy's International, Inc. Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents		
Money market funds	$ 148,808	$ 115,744
Investments		
Investments, at fair value		
Mutual funds	155,240,161	137,578,571
Stable value fund	17,345,132	20,222,415
Investment in sponsor company common stock	4,357,939	8,137,232
Investment in Tim Horton's Inc. common stock	3,635,623	-
Participant loans	9,991,871	8,843,872
Total investments	190,719,534	174,897,834
Receivables		
Participant contributions	585,030	204,030
Employer contributions	312,673	116,648
Participant loan payments receivable	145,148	54,164
Interest and dividends receivable	28,558	7,971
Total receivables	1,071,409	382,813
Total assets	191,790,943	175,280,647
Liabilities		
Accrued expenses	37,238	33,504
Other liabilities	27,647	-
Total liabilities	64,885	33,504
Net assets available for benefits at fair value	191,726,058	175,247,143
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	208,009	300,908
Net assets available for benefits	$ 191,934,067	$ 175,548,051

The accompanying notes are an integral part of these financial statements.

Wendy's International, Inc. Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

		2006
Additions to net assets		
Investment income		
Interest and dividends	$	8,516,182
Net increase in fair value of investments		11,793,958
		20,310,140
Contributions		
Participant		19,435,713
Employer		10,090,429
Rollovers		378,087
		29,904,229
Total additions		50,214,369
Deductions from net assets		
Benefits paid to participants		28,137,025
Administrative expenses		184,583
Transfer to Tim Hortons Inc. 401(k) & Savings Plan		5,506,745
Total deductions		33,828,353
Net additions		16,386,016
Net assets available for benefits, beginning of year		175,548,051
Net assets available for benefits, end of year	$	191,934,067

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Contributions to the Plan

Contributions from participants and company matching contributions are recorded on a weekly basis as the employer makes authorized payroll deductions from the Wendy's International, Inc. Profit Sharing and Savings Plan (the "Plan") participants' pay.

Payments of Benefits

Benefits are recorded when paid.

Allocation Provisions

Upon enrollment in the Plan, participants may direct the investment of their accounts in any one or more specified investments. These investment options include the following:

Wendy's International, Inc. common stock

Stable Value Funds: Effective June 1, 2005, the Plan added the Managed Income Portfolio II stable value fund, which is managed by the Fidelity Management Trust Company. The Managed Income Portfolio II fund is a stable value pooled fund which invests in investment contracts offered by insurance companies and other approved financial institutions, fixed income securities and money market funds. Prior to June 1, 2005, the Plan invested in the Managed Income Portfolio, another stable value fund managed by the Fidelity Management Trust Company. This fund was closed to future contributions and exchanges on June 1, 2005 and removed from the Plan as of September 1, 2005. All investments in this fund were transferred into other available mutual and stable value funds as communicated to participants.

Mutual Funds: As of December 31, 2006, participants have 17 different mutual funds from which to select from with varying degrees of investment risk.

Effective June 1, 2005, four new mutual fund options were added.

Effective March 1, 2005, three new mutual fund options were added while two prior mutual fund options were removed, and all investments in these prior funds were transferred into other available mutual fund options as communicated to participants. Also effective March 1, 2005, one prior mutual fund option was closed to future contributions and exchanges in and all investments in this fund were transferred, on or before June 1, 2005, into other available mutual fund options as communicated to participants. This fund had previously been closed to new investors effective July 30, 2004.

Effective January 1, 2004, one new mutual fund option was added which was removed June 1, 2005 and all investments in this fund were transferred into a stable value fund as communicated to participants.

Participants are given the opportunity to change both the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

On a daily basis, a participant's account is allocated a portion of earnings and appreciation (depreciation) in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to each participant. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates affect the net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plan* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a stable value fund. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the stable value fund as well as the adjustment of the investment in the stable value fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Reclassifications

Certain reclassifications of 2005 information have been made to conform to the 2006 presentation.

2. Description of Plan

The Plan is a contributory defined contribution plan that covers all eligible management and administrative employees of Wendy's International, Inc. (the "Company") and certain subsidiaries that have adopted the Plan. Each participant is fully vested in his or her contributions (and related account balances) to the Plan. The 401(k) feature of the Plan allows eligible participants to contribute from 1% to 25% (increased to 75% effective January 1, 2006) of their pretax compensation (as restricted by applicable Internal Revenue Service ("IRS") limitations). The Plan permits loans to participants subject to IRS limitations, withdrawals at age 59 ½ and older, and rollovers from other qualified plans.

During 2005, the Company merged the Cafe Express LLC Employees' Savings Plan into the Plan. Cafe Express is a wholly-owned subsidiary of the Company and all Cafe Express participant accounts have the same terms and conditions as all other Plan participants.

The Company matches 100% of a participant's contribution up to 3% of the participant's salary and 50% of a participant's contribution between 3% and 5% of the participant's salary. Participants are eligible to contribute to the Plan beginning on their date of hire, regardless of age or service, and will be eligible to receive matching contributions from the Company after the quarterly entry date upon attaining one year of service and 21 years of age. Participants will always be 100% vested in their contributions and the company match, as well as any earnings.

The Plan allows forfeitures to be used to pay plan expenses, to create a reasonable reserve for future expected forfeiture restorations, to restore prior forfeitures and to adjust participants' accounts. Any excess forfeiture will be allocated to match eligible participants with 1,000 or more hours of service in the plan year and who are employed on the last day of such plan year. Forfeited, non-vested accounts totaled $34,385 and $34,921 at December 31, 2006 and 2005, respectively. There were no forfeitures applied against plan expenses or reallocated to participants during the years ended December 31, 2006 and 2005. The remaining balance is being reserved for expected forfeitures restorations.

The Plan charges participant accounts for a portion of the Plan's administrative expenses on a pro rata basis, as communicated in advance to participants. Effective March 31, 2003, 0.0625% of a participant's account was deducted on a quarterly basis to pay administrative expenses. Effective September 30, 2004, this percentage decreased to 0.005%.

Active participants may borrow up to 50% of their vested account balance from their fund accounts with a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance over the last 12 months. Subject to these limitations, participants may have two loans outstanding at one time. Loan transactions are treated as a transfer from the investment funds in which the participant's Plan account are invested at the time of the loan to the participant loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1%. The rate is changed quarterly and the prime rate used for a quarter is the prime rate on the last business day of the previous quarter. Principal and interest are paid through weekly or bi-weekly payroll deductions.

The Plan has been amended on May 2, 2001, December 26, 2001, December 20, 2002, December 22, 2005, June 27, 2006 and December 28, 2006. The Company adopted the fifth amendment to the Plan to clarify the definition of compensation and to allow loan repayments by individuals who receive severance benefits. The Company adopted the sixth amendment to the Plan to expand the permitted reasons for hardship withdrawals of funds and to allow participants who received the Tim Hortons Inc. common stock on September 29, 2006 as a dividend on the Company's common stock to hold that stock for up to six months. Participants were free to diversify out of the Tim Hortons stock fund at any time and any amount that had not been reallocated as of March 29, 2007 was automatically reinvested in the Company stock fund at that time (see Note 3).

In June and July 2006, the Company announced a restructuring of its workforce including a voluntary early retirement program and an involuntary reduction in force. Affected employees terminated employment before December 31, 2006 and received, or are receiving, severance benefits. As of December 31, 2006, approximately 150 of the affected employees had vested benefits of approximately $17.9 million that may be distributed from the Plan as elected by the participants after severance benefits end. The Company expects most of the distributions to be made by February 2008.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of the termination would be distributed to the participants based on their adjusted balances as of that date. The Company also has the right under the Plan to discontinue its contributions at any time.

Information regarding the eligibility, vesting, benefits and allocation provisions of the Plan is available in the Summary Plan Description of the Wendy's International, Inc. Profit Sharing and Savings Plan.

3. Investments

On September 29, 2006, as a result of the spin-off of Tim Hortons Inc. (***"THI"***), Wendy's International, Inc. distributed 1.3542759 shares of THI common stock for each outstanding share of Wendy's common stock in the form of a pro rata stock dividend. After the distribution, the market price of the Company's stock reflected the value of the Company excluding THI. The THI common stock and the Company's common stock are reflected in the Statement of Net Assets Available for Benefits as of December 31, 2006. As noted above, the Plan was amended to require all participants to reinvest their THI common stock in another investment prior to March 29, 2007 (see Note 2). In connection with the spin-off of THI, funds of THI employees participating in the Plan totaling $5,506,745 were transferred to THI's profit sharing and savings plan on September 29, 2006 (reflected as "Transfer to Tim Hortons Inc. 401(k) & Savings Plan" in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.)

The following investments represent 5% or more of the Plan's net assets at December 31 (at fair value):

	2006	2005
Fidelity Freedom Income Fund	$ 47,535,183	$ 48,589,525
Fidelity Spartan U.S. Equity Index Fund	37,697,906	35,645,762
Fidelity Managed Income Portfolio II	17,345,132	20,222,415
Fidelity Diversified International Fund	14,764,803	9,399,598
Participant Loans	9,991,871	8,843,872

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows for the year ended December 31, 2006:

Mutual Funds	$ 9,555,045
Common Stock	2,238,913
Total net appreciation	$ 11,793,958

Quoted market prices are used to value investments except for the Plan's participant loans and the stable value fund. Loans to participants are valued at cost, which approximates fair value. The Plan's interest in the stable value fund is valued based on information reported by the investment advisor using the audited financial statements of the stable value fund at year end. Purchases and sales of investments are recorded on a trade-date basis, with realized gains (losses) on the sale of investments based on the average cost method. Income is recorded on the accrual basis.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

4. Transactions with Parties-in-Interest

The expenses of the Plan's trustee, investment managers and any expenses incurred with regard to the purchase or sale of securities are borne by the Plan (and Plan participants, as specified in Note 2). During 2006 and 2005, a portion of these expenses was paid by the Company. Other accounting, legal and administrative services are not reflected in the financial statements. These services are provided by the Company without charge to the Plan. However, in certain circumstances, funds related to lost participants and forfeitures may be used to pay these Plan expenses.

Certain Plan investments in mutual funds, money market funds, and the stable value fund are managed by the trustee and investment manager and therefore qualify as party-in-interest transactions. Participants may select employer stock as an investment option. The amounts held in employer stock at December 31, 2006 and 2005 were $4,357,939 and $8,137,232, respectively. In addition, at December 31, 2006 the Plan held $3,635,623 of Tim Hortons Inc. stock.

5. Income Tax Status

The IRS has determined and informed the Company, by a letter dated February 12, 2004, that the Plan constitutes a "qualified" plan under section 401(a) of the Internal Revenue Code ("IRC") and that the Plan's trust is therefore exempt from federal income tax under section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2006:

Net assets available for benefits per Schedule H of Form 5500	$191,726,058
Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit–responsive investment contracts	208,009
Net assets available for benefits per financial statements	$191,934,067

The following is a reconciliation of net investment income per Schedule H of Form 5500 to the financial statements for the year ended December 31, 2006:

Interest	$8,431,824
Dividends	84,358
Unrealized appreciation of assets	2,030,904
Net investment gain from registered investment companies	9,555,045
Total earnings on investments per Schedule H of Form 5500	20,102,131
Adjustment from fair value to contract value for interest in stable value fund relating to fully benefit–responsive investment contracts for the current year	208,009
Net investment income per financial statements	$20,310,140

Wendy's International, Inc. Profit Sharing and Savings Plan

EIN: 31-0785108; PIN: 001
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Money Market Funds			
*	Fidelity	Institutional Cash Portfolio	**	$ 148,808
	Mutual Funds			
*	Fidelity	Freedom Income Fund	**	47,535,183
*	Fidelity	Spartan U.S. Equity Index Fund	**	37,697,906
	T. Rowe Price	Equity Income Fund	**	7,414,625
	Vanguard	Morgan Growth Fund	**	6,984,321
*	Fidelity	Diversified International Fund	**	14,764,803
*	Fidelity	Freedom 2000 Fund	**	330,476
*	Fidelity	Freedom 2005 Fund	**	143,107
*	Fidelity	Freedom 2010 Fund	**	2,849,483
*	Fidelity	Freedom 2015 Fund	**	1,030,829
*	Fidelity	Freedom 2020 Fund	**	5,890,828
*	Fidelity	Freedom 2025 Fund	**	988,540
*	Fidelity	Freedom 2030 Fund	**	4,571,090
*	Fidelity	Freedom 2035 Fund	**	1,400,381
*	Fidelity	Freedom 2040 Fund	**	3,727,509
	PIMCO	Total Return Fund Administrative Class	**	4,398,371
	Morgan Stanley Inst. Fund, Inc.	Small Company Growth Portfolio Class B	**	6,529,626
	American Beacon Funds	Small Cap Value Fund	**	8,983,083
	Stable Value Fund			
*	Fidelity	Managed Income Portfolio II	**	17,345,132
	Other			
*	Wendy's International, Inc.	131,700 Common Shares	**	4,357,939
*	Tim Horton's Inc.	125,539 Common Shares	**	3,635,623
	Participant Loans	Various; interest rates ranging from 5.00% to 10.50%	-0-	9,991,871

* Identifies a party-in-interest to the Plan
** Cost omitted for participant directed investments

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Wendy's International, Inc., of our report dated June 27, 2007 with respect to the statements of net assets available for benefits of Wendy's International, Inc. Profit Sharing and Savings Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Wendy's International, Inc. Profit Sharing and Savings Plan.

Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 27, 2007

END